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Ex12d
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                     Twelve Months
                                            Twelve Months Ended December 31,                            Ended
                                                 (Thousands of Dollars)                                September 30,
                                         1994         1995         1996         1997         1998        1999
Earnings, as defined:
  Income before  income taxes        $ 109,173    $ 135,333   $  142,710   $  138,746    $ 140,984   $ 145,745
  Adjust for distributed income of
  equity investees                         326       (2,058)      (1,413)      (3,943)      (4,697)     (3,431)
  Equity in loss of equity method
  investments                                0            0            0            0          476           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0            0         (125)          0
  Fixed charges, as below               55,227       57,381       58,339       61,743       61,394      62,178

     Total earnings, as defined      $ 164,726    $ 190,656   $  199,636   $  196,546    $ 198,032   $ 204,492

Fixed charges, as defined:
  Interest charges                   $  54,433    $  56,456   $   57,348   $   60,761    $  60,593   $  61,221
  Rental interest factor                   794          925          991          982          801         957

     Total fixed charges, as
     defined                         $  55,227    $  57,381   $   58,339   $   61,743    $  61,394   $  62,178

Ratio of earnings to fixed charges        2.98x        3.32x        3.42x        3.18x        3.23x       3.29x



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